Exhibit 99.1

Red White & Bloom Applauds Joint Statement on Cannabis Reform

TORONTO, February 2, 2021  -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) today provided comments on U.S. Senators Cory Booker, D-N.J., Ron Wyden, D-Ore., and Chuck Schumer, D-N.Y., joint statement (https://www.finance.senate.gov/ranking-members-news/-booker-wyden-schumer-joint-statement-on-cannabis-reform-legislation) regarding comprehensive cannabis reform legislation in the 117th Congress.

“This announcement today is a major step towards the end of prohibition of cannabis in the largest economy in the world and RWB has aggressively claimed our stake and positioned ourselves for the impending explosion of growth in the United States” stated RWB CEO and Chairman Brad Rogers. “I think the joint statement issued to pursue and prioritize comprehensive cannabis reform legislation in the current session is very welcome news for all cannabis stakeholders; whether they be medical patients, recreational users, employed in the cannabis sector, or investors”.

Brad Rogers continued “In addition to the reform surrounding prohibition, I would like to applaud the joint statement taking aim at addressing the discriminatory nature of the failed war on drugs and the commitment to restorative justice. We at RWB see these reforms as a major step in the right direction”.

RWB currently owns leading vape supplier Platinum Vape (https://houseofplatinum.com/), whose products are sold in over 800 locations throughout California, Michigan, Oklahoma and soon to be available in Arizona; owns a 3.6 million square foot greenhouse in Illinois and recently announced definitive agreements (https://ir.redwhitebloom.com/news-events/press-releases/detail/65/red-white-bloom-to-acquire-illinois-thc-cultivation) to acquire THC operations in Illinois; owns the exclusive rights to brand both products and dispensaries in Michigan, Illinois and Florida with High Times®(https://hightimes.com/), the leading cannabis brand in the United States; and has made the largest investment of any MSO in the State of Michigan.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business plan and comprehensive cannabis reform legislation in the 117th Congress.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation;

risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.